UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth Quarter 2013 Page 1 of 8

Buenos Aires, Argentina, March 12 , 2014. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) ( EDENOR or the Company ), Argentina s largest electricity distributor, today announced its results for the fourth quarter of 2013. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards ( IFRS ) on a standalone basis, since the Company has discontinued its operations in subsidiaries. Solely for the convenience of the reader, Peso amounts as of and for the period ended December 31, 2013 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2013 of Ps. 6.521 .

HIGHLIGHTS

National Electricity Regulator (ENRE) Resolution 1/2014.

During December 2013 and January 2014, our network has worked up to its maximum capacity levels due to the worst heat wave of the last century which affected the city of Buenos Aires and its sorroundings, generating power outages. As a consequence of this, the ENRE issued Resolution 1/2014 imposing us the payment of compensation for each user depending on the duration of interruption that will be recognized as from the following invoice until the credit is cancelled, increasing in a 100% compensation for those users who have been affected by interruptions of supply for the years 2010 and 2012. The total compensation amounts to Ps. 77.5 million.

Cost Monitoring Mechanism (CMM)

In November 2013, the scope of Resolution 250/13 was extended, pursuant to Note 6852/13, obtaining an additional partial recognition of Ps. 723.6 million for the period March 2013 September 2013 of its costs owed under the CMM which had a positive impact on the operating result, but it did not mean any positive cash inflow, but it allowed to partially reduce the debt with CAMMESA.

With respect to Edenor s tariff situation, as of today we have requested twelve additional increases under the CMM beginning in May 2008, which have been ratified by ENRE and have been applied retroactively to amounts owed to the company until September 2013 due to Resolution 250/13 and subsequent Note 6852/13, but have not been transferred to the current rate.

FOCEDE Status

Pursuant to Argentine National Planning, Public Investment and Services Ministry Resolution 3/2014, any investments to be made with funds deriving from the FOCEDE created by ENRE Resolution No. 347/2012, will now be authorized by the Performance Coordination and Control Undersecretariat of that Ministry, which will provide any necessary instructions to the Trust Execution Committee and to EDENOR in connection with the performance and completion of works and investments under the FOCEDE.

Fourth Quarter 2013 Page 2 of 8

Fourth Quarter 2013 Operating Figures

Operating Figures
In million of Pesos	4Q 2013	4Q 2012	% Change vs 12
Net Sales	872.2	809.7	7.7%
Electric power Purchases	(467.2)	(433.4)	7.8%
Net Operating Loss	(508.5)	(223.2)	127.8%
Net Loss	(19.3)	(389.5)	(95%)

Net Sales increased 7.7% to Ps. 872.2 million in the fourth quarter of 2013 from Ps. 809.7 million in the fourth quarter of 2012, mainly due to the additional income from the Resolution No. 347/12 implemented as from December 2012, which represents approximately Ps. 104.3 million and an increase in the volume of energy sold.

Volume of Energy Sold increased 6.3% to 5,352 GWh in the fourth quarter of 2013 from 5,033 GWh in the fourth quarter of 2012, mainly due to an increase of 13.0% in sales in medium commercial customers and a 16.5 % increase in industrial customers.

Electric Power Purchases increased 7.8% to Ps.467.2 million in the fourth quarter of 2013 from Ps. 433.4 million in the fourth quarter of 2012, basically due to an increase in demand.

Net Operating Loss before Res. 250/2013 and Note 6852/2013 increased Ps. 285.3 million, to a loss of Ps. 508.5 million in the fourth quarter of 2013 from a loss of Ps. 223.2 million in the fourth quarter of 2012. This negative result was due to the increases in transmission and distribution expenses of Ps. 289.6 million, in selling expenses of Ps. 54.6 million, administrative expenses of Ps. 22.8 million, partially offset by a decrease in other net expenses of Ps. 56.3 million. These increases were generated basically by the salaries increases granted in 2013 of Ps. 160.6 million, an increase in fees and remuneration for services of Ps. 91.6 million, also related to salary increases to unionized employees and an increase in ENRE penalties of Ps. 76.8 million.

Net Loss decreased Ps. 370.2 million to a loss of Ps. 19.3 million in the fourth quarter of 2013 from a loss of Ps. 389.5 million in the same period of 2012, mainly due to the partial recognition of CMM increases pursuant to Note 6852/13 of Ps. 723.6 million and positive interests of Ps. 24.6 million and a gain accounted for Aeseba s Sale Trust repurchase of Edenor Notes due 2017 and 2022 of Ps. 23.2 million, partially offset by the increase in costs described above, exchange differences of Ps. 92.2 million, commercial interests accrued to CAMMESA of Ps. 34.2 million and Ps. 61.8 million in income tax loss.

Fourth Quarter 2013 Page 3 of 8

Adjusted EBITDA

Adjusted EBITDA has decreased to a loss of Ps. 287.8 million as of December 31, 2013 vis à vis a loss of Ps. 50.4 million for the same period of 2012.

EDENOR Adjusted Ebitda

	4Q 2013	4Q 2012
		2Q2011
	(in million of Pesos)
Operating Loss before Res. 250/13 and Note 6852/13	(508.5)	(223.2)
Depreciation of PP&E	55.2	49.5
(Loss) Profit from participation in subsidiaries	-	(4.0)
EBITDA	(453.3)	(177.7)
PUREE Funds	153.8	121.7
Commercial interests	11.7	5.6
Adjusted EBITDA	(287.8)	(50.4)

Discussion of Financial Results:

Operating Expenses

(in million of Pesos)

	Transmission & Distribution			Selling			Administrative			Total Expenses		% Variation
	expenses			expenses			expenses
	4Q 2013	4Q 2012	% Variation	4Q 2013	4Q 2012	%Variation	4Q 2013	4Q 2012	~~%~~Variation	Twelve Month Ended December 31,
Salaries, Social Security Taxes and Pension Plan	260.9	127.9	103.9%	50.7	33.2	52.7%	50.57	40.42	25.1%	1,142.5	714.4	59.9%
Communications Expenses	2.2	1.6	34.6%	9.1	5.9	55.1%	0.59	0.37	58.9%	42.1	29.7	41.7%
Allowance for doubtful accounts	-	-	0.0%	1.6	2.8	(41.6%)	-	-	0.0%	38.0	17.1	121.7%
Supplies Consumption	39.9	22.0	81.6%	-	-1.1	(100.0%)	2.81	3.51	(19.9%)	129.7	91.7	41.5%
Rent and Insurance	1.1	1.0	12.1%	-	-0.2	(100.0%)	5.80	4.54	27.9%	27.9	21.1	32.1%
Security Services	5.3	3.6	45.1%	0.1	0.2	(31.2%)	2.99	1.35	120.9%	28.9	16.8	72.5%
Fees and remuneration for services	191.9	127.7	50.3%	61.4	40.9	50.1%	29.91	23.64	26.5%	966.9	707.5	36.7%
Public Relations and Marketing	-	-	0.0%	-	-	0.0%	2.34	1.24	88.8%	4.5	3.4	30.4%
Advertising and Sponsorship	-	-	0.0%	-	-	0.0%	1.21	0.64	89.2%	2.3	1.8	30.5%
Reimbursement to personnel	0.3	0.3	5.6%	0.1	0.1	5.2%	0.35	0.24	45.6%	2.2	2.0	12.3%
Depreciation of property, plant and equipment	50.2	46.5	7.8%	2.6	1.8	0.0%	2.45	1.15	0.0%	212.1	192.6	10.2%
Directors and Supervisory Committee member´s fees	-	-	0.0%	-	-	0.0%	0.62	0.63	(2.1%)	2.5	2.5	(1.4%)
ENRE penalties	108.9	40.7	167.5%	11.7	3.0	283.5%	-	-	0.0%	287.5	116.9	145.8%
Taxes and Charges	-	-	0.0%	10.2	6.5	58.4%	1.59	1.06	0.0%	38.9	28.1	38.2%
Other	0.2	(0.1)	(300.0%)	0.1	0.0	212.5%	0.64	0.26	143.3%	2.1	1.3	66.9%
Total	660.9	371	78.0%	147.6	93.0	58.7%	101.8	79	(5.1%)	2,928.2	1,946.9	50.4%

Fourth Quarter 2013 Page 4 of 8

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	4Q 2013		4Q 2012			Clients		Clients
	In Gwh	%	In Gwh	%	Variation	December 2013	December 2012	Variation
Residential	2,111	39.4%	2,022	40.2%	4.4%	2,418,725	2,376,981	1.8%
Small Commercial	475	8.9%	453	9.0%	4.8%	314,383	311,508	0.9%
Medium Commercial	471	8.8%	417	8.3%	13.0%	32,276	30,681	5.2%
Industrial	939	17.5%	806	16.0%	16.5%	6,386	6,144	3.9%
Wheeling System	1,114	20.8%	1,095	21.8%	1.7%	713	707	0.8%
Others
Public Lighting	148	2.8%	147	2.9%	0.2%	22	22	0.0%
Shantytowns and Others	96	1.8%	93	1.8%	3.3%	388	262	48.1%
Total	5,352	100.0%	5,033	100.0%	6.3%	2,772,893	2,726,305	1.7%

Capital Expenditures

During the fourth quarter of 2013, our capital expenditures amounted to Ps. 397.5 million, compared to Ps. 197.9 million in the fourth quarter of 2012. This increase was mainly due to the funds raised under the Trust created by Resolution 347/2012 which are used exclusively to finance infrastructure and corrective maintenance of the facilities.

Our capital expenditures in the fourth quarter of 2013 consisted mainly of the following:

  Ps. 286.0 million in new connections due to the increase in our customer base and grid enhancements;
  Ps. 71.8 million in network maintenance and improvements;
  Ps. 3.4 million in legal requirements;
  Ps. 8.4 million in communications and telecontrol; and
  Ps. 27.9 million of other investment projects.

For the year ended December 31, 2013, our Capital Expenditures totalized to Ps. 1092.3 million including acquisitions of property, plant and equipment through increased debt with Fideicomiso de Administración de Obras de Transporte para el Abastecimiento Eléctrico (FOTAE), compared to Ps.. 544.3 million in 2012, including capitalized costs in property, plant and equipment.

Fourth Quarter 2013 Page 5 of 8

PUREE Funds For the year ended December 31, 2013, PUREE funds increased 19.8%, amounting Ps..491.9 million vis à vis Ps. 410.7 million in the year 2012.	Energy Losses In the fourth quarter of 2013 energy losses remained the same compared to the fourth quarter of 2012.

Debt Status

As of of the date of the Financial Statements, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold and the notes due 2022 and 2017 held by AESEBA Sale Trust) is US$ 208.9 million, consisting of US$ 14.8 million principal amount of Senior Notes due 2017 and US$ 194.1 million principal amount of Senior Notes due 2022.

Additionally, and subsequent to the closing of the Financial Statements, the Trust created for the sale of Aeseba, bought US$ 16.5 million principal amount of Senior Notes Due 2022.

Fourth Quarter 2013 Page 6 of 8

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2013, Edenor sold 21,673GWh of energy and purchased 24,902 GWh of energy, with net sales of approximately Ps. 3.4 billion and net profit of Ps. 771.7 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words anticipates , believes , estimates , expects , plans and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358
investor@edenor.com
www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor s quarterly results on Wednesday, March 12, 2014, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(877) 317 - 6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live |audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 03/12/2013 11:00 a.m. NY Time. To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10041375

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Fourth Quarter 2013 Page 7 of 8

Income Statement, Cash Flow and Balance Sheet
(For the year ended December 31, 2013 and 2012 in thousands of U.S. dollars and Argentine Pesos)

Financial tables have been converted into U.S. dollars at a rate of Ps. 6.521 per dollar, the buying rate as of December 31, 2013, solely for the convenience of the reader.

Standalone Income Statement				Standalone Cash Flow

	12.31.2013		12.31.2012		12.31.2013		12.31.2012

Continuing Operations	US$	AR$	AR$	Changes in chash and cash
				equivalents	US$	AR$	AR$
Revenue from sales	527,713	3,440,691	2,977,146
				Cash and cash equivalents at
				beginning of year	9,672	63,059	98,227
Electric power purchases	(314,462)	(2,050,295)	(1,740,231)
				Exchange differences in cash and
Subtotal	213,251	1,390,396	1,236,915	cash equivalents	1,641	10,698	3,163
				Net increase/ (Decrease) in cash
Transmission and distribution				and cash equivalents	26,030	169,716	(38,331)
expenses	(315,228)	(2,055,285)	(1,344,730)	Cash and cash equivalents at end of
				period	37,342	243,473	63,059
Gross Loss	(101,977)	(664,889)	(107,815)

Selling expenses	(84,088)	(548,256)	(352,938)
				Profit (Loss) for the period	118,365	771,739	(1,016,470)
Administrative expenses	(49,795)	(324,661)	(249,201)
				Net cash flows provided by
Other operating expenses, net	(21,898)	(142,777)	(150,211)	operating activities	(174,840)	1,512,183	304,904
(Loss) Profit on interest in				Net cash flows used in investing
subsidiaries	(228)	(1,484)	1,530	activities	(174,840)	(1,139,956)	(262,411)
Gain (Loss) from interest in joint
ventures	1	5	3	Net cash flow used in financing
Operating loss before Resolution				activities	(31.060)	(202,511)	(80,824)
SE 250/13 and Note 6852/2013	(248,404)	(1,619,595)	(826,281)	Net Increase/ (Decrease) in cash
Higher costs recognition-				and cash equivalents	26,030	169,716	(38,331)
Resolution SE 250/13 and Note
6852/2013	449,855	2,933,052	-

Operating profit (loss)	201,450	1,313,457	(826,281)	Standalone Balance Sheet
					12.31.2013		12.31.2012
Net financial expense	(75,271)	(490,764)	(313,327)
				ASSETS	US$	AR$	AR$
Profit (Loss) before taxes	126,180	822,693	(1,139,608)
				Total non-current assets	826,554	5,389,129	4,961,927
Income tax	6,986	45,549	116,717
				Total current assets	286,651	1,868,967	970,337
Profit (Loss) for the period from
continuing operations				Assets of disposal groups
	133,166	868,242	(1,022,891)	classified as held for sale	-	-	41,518
Discontinued operations
	(14,801)	(96,503)	6,421	TOTAL ASSETS	1,113,205	7,258,096	5,973,782
Profit (Loss) for the year
	118,365	771,739	(1,016,470)	TOTAL EQUITY	180,414	1,176,302	418,181
				LIABILITIES

Basic and diluted earnings (loss)				Total non-current liabilities	429,254	2,798,733	3,812,330
per share
				Total current liabilities	503,537	3,283,061	1,743,271
Earnings (loss) per share from
continuing operations				TOTAL LIABILITIES	932,790	6,081,794	5,555,601
	0.15	1.00	(1.14)
				TOTAL LIABILITIES AND
(Loss) Earnings per share from				EQUITY	1,113,205	7,258,096	5,973,782
discontinued operations	(0.02)	(0.11)	0.01

* Extended by Note 6852/13

Fourth Quarter 2013 Page 8 of 8

Consolidated Income Statement, Cash Flow and Balance Sheet

(For the year ended December 31, 2013 and 2012 in thousands of U.S. dollars and Argentine Pesos)

Financial tables have been converted into U.S. dollars at a rate of Ps. 6.521 per dollar, the buying rate as of December 31, 2013, solely for the convenience of the reader.

Consolidated Income Statement				Consolidated Cash Flow

	12.31.2013		12.31.2012		12.31.2013		12.31.2012

Continuing Operations	US$	AR$	US$	Changes in chash and cash
				equivalents	US$	AR$	AR$
Revenue from sales	527,632	3,440,691	2,976,182
				Cash and cash equivalents at
				beginning of year	10,904	71,108	130,509

Electric power purchases	(314,414)	(2,050,295)	(1,740,231)	Exchange differences in cash and
				cash equivalents	1,641	10,698	3,163
Subtotal	213,218	1,390,396	1,235,951	Net increase/ (Decrease) in cash
Transmission and distribution				and cash equivalents	26,081	150,513	(79,715)
expenses	(315,179)	(2,055,285)	(1,344,116)	Cash and cash equivalents at end of
				period	37,337	243,473	82,262
Gross Loss	(101,977)	(664,889)	(108,165)

Selling expenses	(84,075)	(548,256)	(352,938)	Profit (Loss) for the period	118,503	774,759	(1,013,416)

Administrative expenses	(49,803)	(324,768)	(249,395)	Net cash flows provided by
				operating activities	242,940	1,584,209	538,549
Other operating expenses, net	(21,895)	(142,777)	(150,211)	Net cash flows used in investing
Gain (Loss) from interest in joint				activities	(192,696)	(1,256,573)	(590,428)
ventures	1	5	3
Operating loss before Resolution SE				Net cash flow used in financing
250/13 and Note 6852/2013	(248,184)	(1,618,405)	(826,443)	activities	(27,162)	(177,123)	(27,836)
Higher costs recognition-				Net Increase/ (Decrease) in cash
Resolution SE 250/13 and Note				and cash equivalents	37,337	243,473	83,262
6852/2013	449,786	2,933,052	-

Operating profit (loss)	201,602	1,314,457	(826,443)	Consolidated Balance Sheet

Net financial expense	(75,279)	(490,896)	(318,577)		12.31.2013		12.31.2012
				ASSETS	US$	AR$	AR$
Profit (Loss) before taxes	126,323	823,751	(1,147,020)
				Total non-current assets	826,427	5,389,129	5,387,929
Income tax	6,765	44,116	116,717
Profit (Loss) for the period from				Total current assets	286,607	1,868,967	1,260,600
continuing operations
	133,088	867,867	(1,030,303)	Assets of disposal groups
				classified as held for sale	-	-	223,398
Discontinued operations
	(14,585)	(95,108)	16,887
				TOTAL ASSETS	1,113,034	7,258,096	6,871,927
Profit (Loss) for the year
	118,503	772,759	(1,016,416)	TOTAL EQUITY	180,387	1,176,302	489,288
				LIABILITIES

Basic and diluted earnings (loss)				Total non-current liabilities	429,188	2,798,733	45,100,509
per share
				Total current liabilities	503,460	3,283,061	2,124,863
Earnings (loss) per share from
continuing operations	0.15	1.00	(1.15)	TOTAL LIABILITIES	932,640	6,081,794	6,382,369
(Loss) Earnings per share from				TOTAL LIABILITIES AND
discontinued operations	(0.02)	(0.11)	0.02	EQUITY	1,113,034	7,258,096	6,871,927

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2014